Exhibit 99.1

NIO Inc. Provides April 2024 Delivery Update

•	NIO delivered 15,620 vehicles in April 2024, increasing by 134.6% year-over-year

•	NIO delivered 45,673 vehicles year-to-date in 2024, increasing by 21.2% year-over-year

•	Cumulative deliveries of NIO vehicles reached 495,267 as of April 30, 2024

SHANGHAI, China, May 01, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its April 2024 delivery results.

NIO delivered 15,620 vehicles in April 2024, representing a strong increase of 134.6% year-over-year. The deliveries consisted of 8,817 premium smart electric SUVs, and 6,803 premium smart electric sedans. Cumulative deliveries of NIO vehicles reached 495,267 as of April 30, 2024.

On April 25, 2024, NIO launched its 2024 ET7, a premium smart electric executive sedan. Featuring major enhancements in interior and exterior design and digital cockpit, the ET7 is tailored to cater to the demands of premium executive users. Deliveries of the 2024 ET7 began on April 30, 2024.

On April 25, 2024, NIO entered into a strategic cooperation with Lotus Technology, a leading global luxury electric vehicle maker, on charging and swapping. NIO has consistently pursued cooperation on charging and swapping technologies and has previously formed strategic partnerships with Changan Automobile, Geely Group, JAC Group and Chery Automobile on battery swapping. NIO is dedicated to advancing technological innovation and standardization for charging and swapping, as well as promoting a large-scale standardized power network to provide users with efficient and convenient recharging experiences.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com